Filed Pursuant to Rule 253(g)(2)
File No. 024-12398

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 4 DATED January 24, 2025
TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (“we”, “our” or “us”), dated October 17, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 17, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Fundrise East Coast Opportunistic REIT, LLC (the “Company”) was recently paid back in full from its investment in 8123 S Hardy Drive (the “S Hardy Controlled Subsidiary”), a 56,240 square foot industrial property located in Tempe, AZ.

Asset Summary

Location	Tempe, AZ
Asset Type	Industrial
Strategy	Value Add
Fund Ownership	Fundrise East Coast Opportunistic REIT, LLC; Fundrise Real Estate Interval Fund, LLC

Following the asset disposition disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Industrial	83%
Multifamily	15%
Other	2%

Fund Breakdown by Strategy

Category	Approximate Percent
Value Add	57%
Core Plus	25%
Opportunistic	18%